UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42781

rYojbaba Co., Ltd.

4-3-1, Ohashi, Minami-Ku

Fukuoka-Shi, Fukuoka, 815-0033, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change in Registrant’s Certifying Accountant

(a)	Former Independent Registered Public Accounting Firm

On September 3, 2025, rYojbaba Co., Ltd. (the “Company”) sent a notice to TAAD LLP (“TAAD”) terminating its engagement with the Company as its independent registered public accounting firm, effective immediately. TAAD has served as the Company’s auditor since 2023.

During the two most recent fiscal years and for the subsequent period through September 3, 2025, TAAD has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to TAAD’s satisfaction, would have caused TAAD to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods. In addition, there was no “reportable event” as that term is described in Item 304(a)(1)(v) Regulation S-K during the aforementioned period.

The Company has provided TAAD with a copy of the disclosure contained herein, prior to its filing with the U.S. Securities and Exchange Commission (the “SEC”). TAAD has furnished the Company a letter addressed to the SEC stating whether or not it agreed with the statements herein. The letter is attached hereto as Exhibit 16.1.

(b)	New Independent Registered Public Accounting Firm

On September 4, 2025, the Company engaged GuzmanGray (“GuzmanGray”) as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2025. The decision to engage GuzmanGray as the Company’s independent registered public accounting firm was approved by the board of directors of the Company.

During the two most recent fiscal years and through the date of the engagement, the Company has not consulted with GuzmanGray regarding any of the following:

1.	The application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements.

2.	The type of audit opinion that might be rendered on the Company’s financial statements by GuzmanGray, in either case where written or oral advice provided by GuzmanGray would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues.

3.	Any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) Regulation S-K and the related instructions thereto) or a “reportable event” (as described in Item 304(a)(1)(v) Regulation S-K).

EXHIBIT INDEX

Exhibit No	Description
16.1	Letter of TAAD LLP dated September 5, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

rYojbaba Co., Ltd.

By:	/s/ Ryoji Baba
Ryoji Baba
Chief Executive Officer

Date: September 5, 2025